Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Sentinels Corporation
6100 Center Drive , Suite 1075
Los Angeles, CA 90045
Investors.sentinels.gg

Up to $1,234,998.45 in Common Stock at $3.15
Minimum Target Amount: $14,997.15

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Sentinels Corporation
Address: 6100 Center Drive , Suite 1075, Los Angeles, CA 90045
State of Incorporation: DE
Date Incorporated: June 20, 2023

Terms:

Equity

Offering Minimum: $14,997.15 | 4,761 shares of Common Stock
Offering Maximum: $1,234,998.45 | 392,063 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $3.15
Minimum Investment Amount (per investor): $299.25

Perks:

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Loyalty Bonus | 5% Bonus Shares

As you have previously invested in Sentinels, are a SEN Society member, a Customer, or a TTW Reservation Holder, you are eligible for additional bonus shares.

Investment Incentives and Bonuses*

Time-Based Perks

Super Fans

Invest within the first 72 hours and receive 15% bonus shares.

Super Early Bird

Invest within the next 72 hours and receive 10% bonus shares.

Early Bird Bonus

Invest within the next 7 days and receive 5% bonus shares.

Amount-Based Perks

Bronze Perk | $500+

Invest $500+ and receive a Limited Edition Authentic Pro Jersey.

Silver Perk | $1,000+

Invest $1,000+ and receive a Limited Edition Authentic Pro Jersey and an exclusive owners-only varsity jacket

Gold Perk | $5,000+

Invest $5,000+ and receive 5% bonus shares, an exclusive owners-only varsity jacket, Receive a Limited Edition Authentic

Pro Jersey signed by your favorite player, access to Virtual Stakeholders Meeting

Platinum Perk | $10,000+

Invest $10K+ and get 10% bonus shares, varsity jacket, signed Authentic Pro Jersey, access to play 1 match online vs your favorite player, access to Virtual Stakeholders Meetings

Diamond Perk | $25,000+

Invest $25K+ and get 10% bonus shares, varsity jacket, signed Authentic Pro Jersey play one match online with a pro player, access to Virtual Stakeholders Meetings, Enjoy a trip to LA to tour Sentinels offices, participate in meet and greet with pro players

Master Perk | $50,000+

Invest $50K+ and get 15% bonus shares, varsity jacket, signed Authentic Pro Jersey, play one match online with a pro player, access to Virtual Stakeholders Meetings, Enjoy a trip to LA to tour Sentinels offices, participate in meet and greet with pro players.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

StartEngine 10% OWNERS BONUS

Sentinels Corporation will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.15 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $315. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner’s Bonus and Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

P1 Esports LLC, competing as Sentinels, was launched in 2018. The Company is in the process of building a sizeable and highly engaged fan base that we believe can lead to monetization from sponsorships and selling merchandise and digital content to these fans. We are now looking to expand our profile by adding championship-level teams in additional esports and bringing much of our merchandising operations in-house.

Sentinels is the home for some of the most talented and most popular video game players in the world. Our staff has consistently shown the ability to identify championship-level players in the most popular video games. We have used those successes to build a large fan base who eagerly engages with our video and social media content featuring these players promoting our sponsors and our merchandise. We believe Sentinels had the most engaged fan base in esports in North America in 2022.

Sentinels Corporation was originally formed as Phoenix2 eSports LLC, a CA LLC, on January 5, 2018. The Company then changed its name to P1 Esports LLC on September 4, 2018. On June 20, 2023, P1 Esports LLC transferred all of its assets and liabilities to and assigned full power of attorney to the newly formed Sentinels Corporation, a Delaware C-Corp incorporated on June 20, 2023, in exchange for 7,017,984 shares of Sentinels Corporation Common Stock. P1 Esports LLC will continue to exist as a parent entity to Sentinels Corporation, but all business operations, assets, and liabilities will be held by Sentinels Corporation.

Competitors and Industry

COMPETITORS

Direct competitors of Sentinels in the esports industry include other professional esports teams and organizations, such as FaZe Clan, 100 Thieves, TSM, and Cloud9.

The esports industry is highly competitive, with numerous organizations vying for player talent, sponsorships, and fan support. What sets Sentinels apart is its focus on fielding highly competitive esports teams in the most popular new games soon after these games are released. Sentinels also has made creating highly engaging content a top focus.

There are many other esports teams and organizations that exist on the market, but Sentinels differentiates itself through its focus on the newest games. Sentinels launched a Fortnite team within a year after the game was released in 2017. Sentinels player Kyle "Bugha" Giersdorf went on to win the inaugural Fortnite World Cup in the summer of 2019. VALORANT was released in 2020 and Sentinels immediately formed a team that went on to win the inaugural International Championship in the summer of 2021.

In addition, the Company's focus on creating unique content has led the Sentinels Twitter page and YouTube channel to gain the most followers over the last two and a half years of any esports organization in North America.

MARKET & INDUSTRY

The total global esports audience is expected to reach 640.8 million by 2025 up from 435.7 in 2020, according to Newzoo.*

The esports industry is expected to reach a market size of $2.17 billion in 2023, according to a report by MarketsandMarkets.* The report cites factors such as the increasing popularity of video games, the rise of esports tournaments and leagues, and the growing investment in esports infrastructure and technology as driving the market growth.

The global esports market is expected to grow at a CAGR of 21% from 2022 to 2029, reaching $5.4B billion by 2029, according to Global News Wire.*

<u>Sources</u>

*https://newzoo.com/resources/blog/the-esports-audience-will-pass-half-a-billion-in-2022-as-revenue-engagement-esport-industry-growth

*https://www.marketsandmarkets.com/Market-Reports/esports-market-123759465.html

*https://www.globenewswire.com/en/news-release/2023/04/04/2640476/0/en/eSports-Market-Size-to-Reach-USD-5-48-Billion-by-2029-Exhibiting-a-CAGR-of-21.html

Current Stage and Roadmap

Current Stage

We generate revenue through five primary channels: merchandise, sponsorships, team share of digital goods, participation payments from game publishers, and team share of prize money.

Our winning brand strategy and direct engagement with fans have earned us a community of 942K Twitter followers. Our average Twitter engagement exceeds all other esports accounts. With this raise, we plan to develop bold, creative new strategies for converting our massive following to revenue.

Since our relaunch as Sentinels, we have focused on signing only high-impact content creators with large engaged fan bases, building teams that compete at the highest levels to create winning moments boosting fan engagement.

Roadmap

In the last three years, Sentinels has built a legacy of championship-caliber rosters with consistent results while maintaining its stature as one of the most popular esports brands in North America. As we continue to grow our highly engaged fanbase, we plan to continue to develop new ways to translate their value to leagues and sponsors into revenue. This will include making additional investments in merchandise, creating additional content for initiatives like our subscription fan club SenSociety, and expanding our podcasts. We will also look to launch new teams in the most popular new esports going forward. Join us as we imagine new possibilities for the esports industry.

The Team

Officers and Directors

Name: Robert (Rob) Moore

Robert (Rob) Moore's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer, Director
  Dates of Service: January, 2018 - Present

Responsibilities: Responsible for developing business plan for the Company. Rob has oversight and sign off on all player signings and all material expenditures. Rob's salary compensation is $360,000 per year for this role. Rob received 396,210 warrants.

- Position: Chief Financial Officer
  Dates of Service: June, 2023 - Present
  Responsibilities: Oversee all financial operations of the Conpany

Other business experience in the past three years:

- Employer: Black Spade Acquisition Co
  Title: Member of Audit Committee
  Dates of Service: July, 2021 - Present
  Responsibilities: Rob sits on the audit committee of Black Spade Acquisition Co.

Name: Eric Anmin Ma

Eric Anmin Ma's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Operating Officer
  Dates of Service: January, 2018 - Present
  Responsibilities: Eric is responsible for overseeing the day-to-day operations of our company, ensuring efficient and effective management of resources and processes, and aligning our strategies with operational goals to ensure our growth. Eric currently receives a salary compensation of $215,000 for this role. Eric received 63,384 warrants.

- Position: Corporate Secretary
  Dates of Service: June, 2023 - Present
  Responsibilities: Managing board meetings including keeping minutes of the meetings

Name: James Riley Jamison

James Riley Jamison's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Marketing Officer
  Dates of Service: January, 2018 - Present
  Responsibilities: Riley leads the entire marketing division for Sentinels and oversee all marketing employees. Riley's salary is $215,000 and he received 63,384 warrants.

Name: Aileena Xu

Aileena Xu's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Revenue Officer
  Dates of Service: April, 2022 - Present
  Responsibilities: Aileena is responsible for conceiving and pitching revenue-generating streams on behalf of Sentinels with the greater esports and gaming market. Aileena's salary is $200,000 plus 2.5% of sponsorship revenue. Aileena received 47,538 warrants.

Other business experience in the past three years:

- Employer: TSM
  Title: President
  Dates of Service: April, 2012 - November, 2021
  Responsibilities: Leader of all esports initiatives for TSM pertaining but not limited to: talent, sales and partnerships, marketing, merchandising, and more. Responsible for hiring and maintaining team within all esports verticals. Maintained relationships with gaming publishers within our industry.

Name: Jerry Greenberg

Jerry Greenberg 's current primary role is with Sushi Nozawa Group. Jerry Greenberg currently services 1-5 hours hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: June, 2023 - Present
  Responsibilities: Provide input and approval for major decisions of the Company. Jerry does not receive salary compensation for this role.

Other business experience in the past three years:

- Employer: Sushi Nozawa Group
  Title: CEO
  Dates of Service: July, 2008 - Present
  Responsibilities: Oversee all elements of the Sushi Nozawa Group operations.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our products and services, that people think it's a better option than a competing product or similar service , or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the gaming industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Stock in the amount of up to $1.235 million in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the

future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it could cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes

to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
The Company was formed on January 8, 2018, Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. The Company has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. The Company must also continue to scout and attract the best players in the world. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. As the Company expands into new games it will have to assess and attract new players. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

eSports Market
Esports is a young and fast-growing but highly competitive business. The Company has an aggressive expansion plan that will likely require substantial additional capital before it achieves breakeven. As the Company expands into new games there is risk that the Company chooses to invest in games where the esport does not achieve sufficient popularity to justify the investment.

Acquisitions
The Company believes there is an opportunity to scale its business by entering new esports and/ or acquiring existing teams or Companies. There is a risk that the Company's expansion plans take longer than anticipated to achieve break-even resulting in the need for substantial additional investment.

Technological Challenges
Esports companies heavily rely on technology infrastructure to conduct their business operations. Any significant technological failure, such as a data breach or system outage, could harm the company's reputation and result in significant financial losses.

Regulatory Environment
The esports industry is subject to evolving regulations, and changes in these regulations could impact the business operations and profitability of esports companies.

Intellectual Property Disputes
Esports companies may face legal challenges related to intellectual property rights, such as trademark infringement or copyright violations. Such disputes can be costly and time-consuming, and may result in a significant negative impact on the company's financial performance.

Geopolitical Risks
Esports companies operating in multiple countries may face geopolitical risks, such as changes in trade policies, tariffs, and political instability.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

We have existing intellectual property that we may not be able to protect properly.
One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
JAG Future Ventures LLC (Managed by Quintarelli LLC (Co-Managers - Jerry A. Greenberg and Samuel C. Sichko; 100% Owner - The Jerry A Greenberg Trust - 2000) and 45.4% owned by Jerry A Greenberg Trust - 2000 (Co-Trustees - Jerry A. Greenberg and Samuel C. Sichko; Beneficiaries - Jerry A. Greenberg))	2,535,654	Series Seed Preferred Stock	26.54%
P1 Esports LLC (JAG Future Ventures LLC - 61.97%; Rob Moore - 25.70%)	7,017,984	Common Stock	73.46%

The Company's Securities

The Company has authorized Common Stock, and Series Seed Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 392,063 of Common Stock.

Common Stock

The amount of security authorized is 12,200,000 with a total of 7,017,984 outstanding.

Voting Rights

One Vote Per Share. Please see voting rights of securities sold in this offering below.

Material Rights

Warrants

The total amount outstanding does not include 1,209,372 warrants to purchase shares at $3.155 issued but not yet exercised. Your ownership in the Company may be diluted upon execution of the outstanding warrants.

The amount outstanding does not include 793,651 shares the CEO has committed to purchase prior to the end of 2023 on the same terms as this Regulation Crowdfunding raise.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Series Seed Preferred Stock

The amount of security authorized is 2,535,654 with a total of 2,535,654 outstanding.

Voting Rights

Each holder of Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which the shares of Preferred Stock held by such holder could be converted as of the record date.

Material Rights

The Series Seed Preferred Stock contains Dividend, Liquidation, and Conversion rights as outlined in Exhibit F of this offering memorandum.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Specifically, the Company CEO has agreed to purchase 793,651 additional shares of Common Stock on the same terms as this offering. These shares are not taken into account in the fully diluted price per share calculation and represent immediate dilution of 5%.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Units
  Type of security sold: Equity
  Final amount sold: $6,149,709.00
  Number of Securities Sold: 749,866
  Use of proceeds: Operations
  Date: August 31, 2021
  Offering exemption relied upon: Section 4(a)(2)

- Name: Common Units
  Type of security sold: Equity
  Final amount sold: $7,750,351.00
  Number of Securities Sold: 419,798
  Use of proceeds: Operations
  Date: September 30, 2022
  Offering exemption relied upon: Section 4(a)(2)

- Name: Preferred Units (These Units were converted to 2,535,654 shares of Sentinels Corporation Series Seed Preferred as part of P1 Esports LLC's asset sale to Sentinels Corporation. Refer to Company Securities Section).
  Type of security sold: Equity
  Final amount sold: $8,000,000.00
  Number of Securities Sold: 422,609
  Use of proceeds: Operations

Date: June 20, 2023
Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $900,000.00
  Number of Securities Sold: 285,714
  Use of proceeds: Operations. This issuance is was made in connection with a Capital Commitment Agreement by and between the Company and Rob Moore whereby Rob Moore has agreed to purchase a total of 793,651 shares of Common Stock for $2,500,000 in installments from 9/30/2023 to 12/31/2023.
  Date: September 30, 2023
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2021 was $1,490,085 compared to $2,431,231 in fiscal year 2022. Revenue increased by 63% due to a dramatic increase in the sale of Sentinels merchandise featuring the Company's brand, players, and content creators. In addition, there was an increase in the number of sponsors and revenue from sponsorship. There was, however, a decrease in revenue from digital goods as the Company's Valorant team qualified for the World Championship in 2021 but did not in 2022.

Cost of Sales

The Cost of Sales for the fiscal year 2021 was $156,473 compared to $507,930 in the fiscal year 2022. The substantial increase was due to the dramatic increase in merchandise sales and the Company making a bigger investment in the direct production of the merchandise it sells.

Gross Margins

Gross margins for fiscal year 2021 were $1,333,612 compared to $1,923,301 in fiscal year 2022. The increase in margins was from higher merchandise sales and sponsorship revenue.

Expenses

Expenses for fiscal year 2021 were $8,240,165 compared to $10,127,880 in fiscal year 2022. The increases in expenses were related to the Company investing in staff to support merchandise initiatives, build out a sponsorship division, and increase capacity to create additional content and invest in high-profile content creators.

Historical results and cash flows:

The Company is currently in the growth stage and is now revenue generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because the Company has made substantial investments over multiple years to build our brand. We believe we are now positioned to continue growing.

Past cash was primarily generated through equity sales. We have spent the last 3 years investing in Sentinels with the goal of making it one of the most popular esports brands in the world. We finished the 2023 Valorant regular season with the three most-watched matches in North America. In calendar year 2022 Sentinels led all esports organizations in North America in average engagements on Twitter. We now believe we are positioned to activate our fan base and substantially increase revenue from merchandise, sponsorships, and Sentinels branded digital goods sales.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The Company has capital resources available in the form of an equity commitment from Rob Moore to acquire up to $2.5 million in common equity at $3.15 per share. The outstanding commitment as of October 20 is $1.6 million.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

To achieve the Company's goals to expand into new games and to continue expanding the Company's merchandise operations substantial additional funds will be required before the Company achieves breakeven. We believe a substantial consolidation will take place in esports over the next 1-2 years. Given the strength of our brand we believe we are uniquely poised to take a leadership role in that consolidation. That does mean we will likely need to raise substantial additional capital to fund operations and growth over that period of time.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. However, Of the total funds that our Company has currently available , approximately 63% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal. If we did not move forward with this crowd funding we would seek additional capital from our current investors to fund a less aggressive expansion plan.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, and if the Company is unable to raise additional capital through either existing shareholders or other outside sources of financing we anticipate the Company will be able to operate for 4-5 months. The 4th quarter burn rate is forecasted to be $565k per month vs $1,040 in Q4 2022 and Q1 2024 is forecasted to be $235k vs $692k Q1 2023. The improvements are due to higher revenue from the partnership with Riot games and substantial reduction in player acquisition costs and player compensation.

How long will you be able to operate the company if you raise your maximum funding goal?

With the additional commitments from the current investors, if the crowd funding reaches its maximum the Company will have the capital it requires for an additional 6-9 months. In addition, the Company's burn rate continues to improve. The 4th quarter burn rate is forecasted to be $565k per month vs $1,040 in Q4 2022 and Q1 2024 is forecasted to be $235k vs $692k Q1 2023. The improvements are due to higher revenue from the partnership with Riot games and substantial reduction in player acquisition costs and player compensation.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including selling additional units to the current investors and raising capital from outside sources.

Indebtedness

- Creditor: JAG Future Ventures LLC
  Amount Owed: $3,000,000.00
  Interest Rate: 0.0%
  On October 14, 2020, the Company entered into a note purchase agreement with JAG Future Ventures LLC. The note was amended on August 15, 2023 to increase the total amount borrowed to $3,000,000. The Notes were to repaid either (a) upon the closing of a Qualified Financing or (b) payable quarterly at any time that the Company has a cash reserve in excess of one million and 00/100 dollars ($1,000,000.00). The term "Qualified Financing" meant the next equity financing consummated by Company after the date of this Agreement resulting in aggregate proceeds to the Company of at least seven million one hundred thousand dollars ($7,100,000.00). In addition the Company was issuing a warrant which provided the Purchaser the ability to purchase up to 5% of the then outstanding units of the Company at a price of $18.93/Unit exercisable on the earlier of (i) one (1) year after the Notes are paid in full or (ii) at the time of any public offering of at least 20% of the outstanding equity interests in the Company or any successor thereof. As of December 31, 2022 and December 31, 2021, the outstanding balance of the note is $3,000,000 and $2,850,000, respectively. Refer to the indebtedness section. On June 25, 2023, JAG Future Ventures LLC agreed to amend the loan

to remove the financing trigger, amend the Warrant to change the number of common units underlying the Warrant from 5% of the currently outstanding common units of P1 Esports, LLC, to 80,912 Common Units of P1 Esports, LLC, and amend the Capital Commitment Agreement to increase its capital commitment to the Company from $6,000,000 to $8,000,000. In July 2023, all outstanding warrants, including warrants held by JAG Future Ventures, LLC, were exchanged for warrants to purchase six (6) shares of Common Stock of Sentinels Corporation at a price of $3.155. Refer to the Company Securities Section for more details.

- Creditor: Comerica Bank - Paycheck Protection Program (PPP) Loans
  Amount Owed: $516,300.00
  Interest Rate: 0.0%
  The company obtained its initial PPP loan from Comerica Bank on April 10, 2020, amounting to $206,000. Subsequently, on July 7, 2021, the loan was fully forgiven, and it is recorded as Other Income in the Profit and Loss statement in 2021 financial year. The company obtained its second PPP loan from Comerica Bank on March 31, 2021, amounting to $310,300. Subsequently, on October 14, 2021, the loan was fully forgiven, and it is recorded as Other Income in the Profit and Loss statement in 2021 financial year.

Related Party Transactions

- Name of Entity: JAG Future Ventures LLC
  Names of 20% owners: JAG Future Ventures LLC
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: JAG Future Ventures LLC owns 69.07% of Sentinels Corporation.
  Material Terms: On October 14, 2020, the Company entered into a note purchase agreement with JAG Future Ventures LLC. The note was amended on August 15, 2023 to increase the total amount borrowed to $3,000,000. The Notes were to repaid either (a) upon the closing of a Qualified Financing or (b) payable quarterly at any time that the Company has a cash reserve in excess of one million and 00/100 dollars ($1,000,000.00). The term “Qualified Financing” meant the next equity financing consummated by Company after the date of this Agreement resulting in aggregate proceeds to the Company of at least seven million one hundred thousand dollars ($7,100,000.00). In addition the Company was issuing a warrant which provided the Purchaser the ability to purchase up to 5% of the then outstanding units of the Company at a price of $18.93/Unit exercisable on the earlier of (i) one (1) year after the Notes are paid in full or (ii) at the time of any public offering of at least 20% of the outstanding equity interests in the Company or any successor thereof. As of December 31, 2022 and December 31, 2021, the outstanding balance of the note is $3,000,000 and $2,850,000, respectively. Refer to the indebtedness section. On June 25, 2023, JAG Future Ventures LLC agreed to amend the loan to remove the financing trigger, amend the Warrant to change the number of common units underlying the Warrant from 5% of the currently outstanding common units of P1 Esports, LLC, to 80,912 Common Units of P1 Esports, LLC, and amend the Capital Commitment Agreement to increase its capital commitment to the Company from $6,000,000 to $8,000,000. In July 2023, all outstanding warrants, including warrants held by JAG Future Ventures, LLC, were exchanged for warrants to purchase six (6) shares of Common Stock of Sentinels Corporation at a price of $3.155. Refer to the Company Securities Section for more details.

- Name of Entity: IM Beauty Supply (Eric Anmin Ma)
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: At the end of 2022, the Company ordered jerseys from a related party, IM Beauty Supply (the Company partially owned by one of the P1 eSports Officers, Eric Anmin Ma) in the amount of $15,225.
  Material Terms: The Company ordered 2,200 jerseys and 1,000 pairs of arms sleeves in the amount of $15,225.

- Name of Entity: Rob Moore
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Rob Moore agrees to purchase 793,651 shares of common stock of the Company in exchange for $3.15 per share, in installments as specified in a Capital commitment agreement entered into by and between the Company and Rob Moore.
  Material Terms: The final installment shall take place on 12/31/2023.

Valuation

Pre-Money Valuation: $30,093,959.70

Valuation Details:

Sentinels is a leading esports company that has demonstrated impressive growth and success in the North American market. The company generates revenue through five primary channels, including merchandise sales, sponsorship, a share of digital goods revenue, participation payments from game publishers, and a share of prize money. Sentinels determined its pre-money valuation is $30,093,959.70 for the following reasons:

1. The Esports Industry and Our Traction. A report from April 2022 by gaming data firm Newzoo, the 2022 Global Esports and Live Streaming Market Report estimated esports industry revenue would be $1.38bn at the end of 2022 — set to grow to $1.87bn by 2025. Additionally, the 2022 esports audience is estimated to comprise of 532 million viewers including 261 million "esports enthusiasts" who watch esports content more than once a month. As one point of comparison, this year's Super Bowl drew an average of 113 million viewers, according to Nielsen.

As an example of how popular esports can be, according to Esports Charts, which collates esports viewers across multiple platforms, viewers watched a total of 22,599,478 hours of the 2019 Fortnite World Cup. The Grand Finals, which were won by former Sentinels player Kyle "Bugha" Giersdorf, had a peak viewing of 2,334,826 simultaneous viewers.

2. Comparable Companies. As evidenced above, Esports is a rapidly growing industry. The 2 Esports organizations most like ours are FaZe and 100 Thieves. These organizations have a dual focus on having top Esports teams and high-profile influencers that help drive digital content and merchandise sales. FaZe raised money through public markets. Faze raised capital at a $725 million valuation, a 13.7x multiple. Their revenue as of December 31, 2021, was $52,852,000. 100 Thieves raised $60 million at a $460 million valuation with $38 million in revenue in 2021, a 12.1x revenue multiple. In comparison, in FY 2021, Sentinels' revenue was $1,490,085 and in FY 2022 Sentinels' revenue was $2,431,231 with a 63.16% YoY increase. As of June 2023, our unaudited or reviewed financials revenue is $1,490,900, up 77% compared to the first 6 months of 2022.

3. Social Media Growth and Engagements. Despite the lower revenue in comparison to our competitors, at this time, where we believe Sentinels adds value and is comparable to these companies is with its quickly growing and very active social media community. Based on our research of publicly available social media follower growth, Sentinels added more followers between January 2021 and June 2023, than any other Esports company in North America adding 539,000 subscribers on YouTube and 834,353 followers on Twitter. Sentinels added 50% more YouTube Subscribers compared to the next closest competitor (100 Thieves) and 61% more Twitter followers than the next closest competitor (FaZe) during the period. Additionally, our engagements outpace our competitors as well. For the Calendar year 2022 Sentinels were second in the world and first in North America with 5.87 million compared to Faze which was 6th in the world and second best in North America at 4.67 million. An engagement on Twitter is when someone watches a video or retweets, likes or comments on a post. We believe that our social media growth and engagement can help drive revenue. Based on the above analysis, we determined Sentinel's pre-money valuation to be $30,093,959.70

DISCLAIMERS

The Company set its valuation internally, without a formal third-party independent evaluation. The pre-money valuation has been calculated on a partially diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) no outstanding options, warrants, or other securities with a right to acquire shares are exercised; and (iii) there are no shares reserved for issuance under a stock plan. The pre-money valuation does not take into account any warrants currently outstanding. The Company currently has $3,531,618.66 in warrants outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future. The pre-money valuation does not take into account 793,651 shares of Common Stock to be issued to the CEO on the same terms as the current Regulation Crowdfunding offering from 9/30/2023 to 12/31/2023.

Use of Proceeds

If we raise the Target Offering Amount of $14,997.15 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%
- StartEngine Service Fees
  94.5%
  Fees for certain services provided by StartEngine

If we raise the over allotment amount of $1,234,998.45, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%
- Player & Content Creator Salaries
  50.0%
  Retain and sign players and content creators.
- Inventory
  10.0%
  Purchase inventory to support and pay for fulfillment to support the Company's efforts to take control of most of its

merchandise operations that were primarily handled by third parties in the past.

- Content Creation
  34.5%
  Create additional content to increase the profile it its esports teams and to support Sen Society, the Company's fan club.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at Investors.sentinels.gg (sentinels.gg/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/sentinels

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Sentinels Corporation

[See attached]

SENTINELS CORPORATION

FINANCIAL STATEMENTS
AS OF INCEPTION (JUNE 20, 2023)
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT 1

FINANCIAL STATEMENTS:

Balance Sheet 2

Statement of Operations 3

Statement of Changes in Stockholders' Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Sentinels Corporation
Los Angeles, California

We have reviewed the accompanying financial statements of Sentinels Corporation (the "Company,"), which comprise the balance sheet as of June 20, 2023, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the period from Inception (June 20, 2023), and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

June 27, 2023
Los Angeles, California

SENTINELS CORPORATION

BALANCE SHEET

(UNAUDITED)

As of inception	**June 20, 2023**	
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$	-
Total current assets		**-**
		-
Total assets	**$**	**-**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Total Liabilities	$	-
STOCKHOLDERS EQUITY		
Common Stock		-
Series Seed Preferred Stock		-
Retained earnings/(Accumulated Deficit)		-
Total Stockholders' Equity		**-**
Total Liabilities and Stockholders' Equity	**$**	**-**

See accompanying notes to financial statements.

SENTINELS CORPORATION
STATEMENTS OF OPERATIONS
(UNAUDITED)

As of inception	**June 20, 2023**
(USD $ in Dollars)	
Net revenue	$ -
Cost of goods sold	-
Gross profit	-
Operating expenses	
General and administrative	-
Total operating expenses	-
Operating income/(loss)	-
Interest expense	-
Other Loss/(Income)	-
Income/(Loss) before provision for income taxes	-
Provision/(Benefit) for income taxes	-
Net income/(Net Loss)	**$ -**

See accompanying notes to financial statements.

SENTINELS CORPORATION

STATEMENTS OF CHANGES IN SHAREHOLDER' EQUITY

(UNAUDITED)

(in , $US)	Common Stock		Series Seed Preferred Stock		Retained earnings/	Total Shareholders'
	Shares	Amount	Shares	Amount	(Accumulated Deficit)	Equity
Inception date (June 20, 2023)	-		-			
Issuance of Stock	-	$ -	-	$ -		$ -
Net income/(loss)	-	-	-	-	$ -	-
Balance— (June 20, 2023)	**-**	**$ -**	**-**	**$ -**	**$ -**	**$ -**

See accompanying notes to financial statements.

As of inception	June 20, 2023
(USD $ in Dollars)	
CASH FLOW FROM OPERATING ACTIVITIES	
Net income/(loss)	$ -
Net cash provided/(used) by operating activities	**-**
CASH FLOW FROM INVESTING ACTIVITIES	
Acquisition of equity interest	-
Net cash provided/(used) in investing activities	**-**
CASH FLOW FROM FINANCING ACTIVITIES	
Issuance of common stock	-
Net cash provided/(used) by financing activities	**-**
Change in cash	-
Cash—beginning of year	-
Cash—end of year	**$ -**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash paid during the year for interest	$ -
Cash paid during the year for income taxes	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES	
Purchase of property and equipment not yet paid for	$ -
Issuance of equity in return for note	$ -
Issuance of equity in return for accrued payroll and other liabilities	$ -

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Sentinels Corporation was incorporated on June 20, 2023, in the state of Delaware. The financial statements of Sentinels Corporation (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Los Angeles, California.

On June 20, 2023, the company entered into the asset transfer agreement with P1 Esports, LLC, a California limited liability company. P1 Esports, LLC shall transfer all the assets (including all sponsorship, promotional and other agreements, all trademarks, brands, domain names, social media accounts, license rights and other intellectual property, all merchandise, equipment and etc.) and liabilities (including inter-alia Note Purchase Agreement with JAG Future Ventures, LLC) in exchange for 7,015,344 shares of the newly incorporated entity-Sentinels Corporation.

Sentinels, fields teams that compete in professional Esports competitions. Sentinels generates revenue through the sale of merchandise featuring the Company's name and logo, the sale of sponsorship of the team, receiving a share of certain digital goods sold by game publishers, receiving payments by game publishers to the Company for participating in certain esports leagues and from tournament prize winnings.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted a calendar year end of December 31, as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of June 20, 2023, the Company's cash and cash equivalents did not exceeded FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of June 20, 2023, the Company determined that no reserve was necessary.

Income Taxes

The Company is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or

service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from sale of merchandise featuring the Company's name and logo, the sale of sponsorship of the team, receiving a share of certain digital goods sold by game publishers, and receiving payments by game publishers to the Company for participating in certain esports leagues and from tournament prize winnings.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through June 27, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,100,000 shares of Common Stock at a par value of $0.00001. As of June 20, 2023, no stock have been issued and are outstanding.

Series Seed Preferred Stock

The Company is authorized to issue 2,535,660 shares Series Seed Preferred Stock at a par value of $0.00001. As of June 20, 2023, no stock has been issued and are outstanding.

4. DEBT

The Company currently has no debt as of June 20, 2023.

5. RELATED PARTY

There are no related party transactions.

6. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of June 20, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from June 20, 2023 through June 27, 2023, which is the date the financial statements were available to be issued.

On June 20, 2023, Sentinels Corporation formally entered into an asset transfer agreement with P1 Esports LLC. According to the agreement, P1 Esports LLC will transfer all of its assets and liabilities to Sentinels

Corporation. In exchange for this transfer, Sentinels Corporation will issue 7,015,344 shares of common stock to P1 Esports LLC.

As part of the asset transfer agreement, Sentinels Corporation has agreed to issue 2,171,154 shares of Series Seed Preferred to JAG Future Ventures LLC in exchange for 361,859 Units of P1 Esports, LLC, which will be cancelled. This issuance is connected to commitment agreement valued at $8,000,000 between JAG Future Ventures LLC and P1 Esports, LLC, where JAG Future Ventures LLC has contributed $6,850,000 as part of the commitment agreement, and in return, received 361,859 Units of P1 Esports, LLC. Furthermore, if Sentinels Corporation utilizes the remaining Unfunded Advances amounting to $1,150,000 from the Commitment Agreement with JAG, it has the option to issue up to 364,500 additional shares of Series Seed Preferred. These shares will have an issue price of $3.155 per share.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

8. GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. The Company will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funding from its proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

P1 ESPORTS, LLC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT 1

FINANCIAL STATEMENTS:

Balance Sheet 2

Statement of Operations 3

Statement of Changes in Members' Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members
P1 eSports, LLC
Los Angeles, California

We have reviewed the accompanying financial statements of P1 eSports, LLC (the "Company,"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

May 5, 2023
Los Angeles, California

P1 ESPORTS LLC
BALANCE SHEET
(UNAUDITED)

As of December 31,		**2022**		**2021**
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	185,221	$	249,847
Acccounts Receivable, net		362,105		495,238
Total current assets		**547,326**		**745,085**
Property and Equipment, net		43,406		-
Security Deposit		92,749		7,004
Total assets	**$**	**683,481**	**$**	**752,089**
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	390,237	$	273,365
Other Current Liabilities		4,934		4,934
Total current liabilities		**395,171**		**278,298**
Loan Agreement		-		-
Note Purchase Agreement		2,100,000		2,850,000
Total liabilities		**2,495,171**		**3,128,298**
MEMBERS' EQUITY				
Members' Equity		(1,811,690)		(2,376,209)
Total Members' Equity		**(1,811,690)**		**(2,376,209)**
Total Liabilities and Members' Equity	**$**	**683,481**	**$**	**752,089**

See accompanying notes to financial statements.

P1 ESPORTS LLC

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,	2022	2021
(USD $ in Dollars)		
Net Revenue	$ 2,431,231	$ 1,490,085
Cost of Goods Sold	507,930	156,473
Gross profit	1,923,301	1,333,612
Operating expenses		
General and Administrative	9,943,975	8,144,480
Sales and Marketing	183,905	95,685
Total operating expenses	10,127,880	8,240,165
Operating Income/(Loss)	(8,204,580)	(6,906,553)
Interest Expense	-	-
Other Loss/(Income)	4,922	(507,939)
Income/(Loss) before provision for income taxes	(8,209,501)	(6,398,614)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (8,209,501)**	**$ (6,398,614)**

See accompanying notes to financial statements.

(in , $US)		Members' Equity
Balance—December 31, 2020	**$**	**(2,546,888)**
Capital Contribution		6,560,690
Warrants Expenses		8,603
Net income/(loss)		(6,398,614)
Balance—December 31, 2021	**$**	**(2,376,209)**
Capital Contribution		8,765,417
Warrants Expenses		8,603
Net income/(loss)		(8,209,501)
Balance—December 31, 2022	**$**	**(1,811,690)**

See accompanying notes to financial statements.

P1 ESPORTS LLC

STATEMENTS OF CASH FLOWS

(UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(8,209,501)	$	(6,398,614)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Warrants Expenses		8,603		8,603
Depreciation of Property		10,851		-
Changes in operating assets and liabilities:				
Acccounts Receivable, net		133,133		(456,100)
Accounts Payable		116,873		273,365
Other Current Liabilities		-		1,480
Security Deposit		(85,745)		25,292
Net cash provided/(used) by operating activities		**(8,025,786)**		**(6,545,974)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(54,257)		-
Net cash provided/(used) in investing activities		**(54,257)**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		8,765,417		6,560,690
Loan Payable, net		-		(206,000)
Note Purchase Agreement		(750,000)		400,000
Net cash provided/(used) by financing activities		**8,015,417**		**6,754,690**
Change in cash		(64,626)		208,716
Cash—beginning of year		249,847		41,131
Cash—end of year	**$**	**185,221**	**$**	**249,847**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

P1 eSports, LLC was formed on January 5, 2018 in the state of California under the name Phoenix2 eSports, LLC. On September 4, 2018, the company changed the name to P1 eSports, LLC. The financial statements of P1 eSports, LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Los Angeles, California.

P1 Esports LLC, competing as Sentinels, fields teams that compete in professional Esports competitions. P1 generates revenue through the Sale of merchandise featuring the Company's name and logo, the Sale of sponsorship of the team, receiving a share of certain digital goods sold by game publishers, receiving payments by game publishers to the Company for participating in certain esports leagues and from tournament prize winnings.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022 and December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at a net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022 and 2021, the Company determined that no reserve was necessary.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Office Equipment	7 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2022 and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from sale of merchandise featuring the Company's name and logo, the sale of sponsorship of the team, receiving a share of certain digital goods sold by game publishers, and receiving payments by game publishers to the Company for participating in certain esports leagues and from tournament prize winnings.

Cost of sales

Costs of goods sold include the cost of merchandise and merchant fees.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022 and December 31, 2021 amounted to $183,905 and $95,685, which is included in sales and marketing expense.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2021, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through May 5, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables.

Other current liabilities consist of the following items:

As of December 31,	2022	2021
Payroll Liabilities	$ 4,934	$ 4,934
Total Other Current Liabilities	**$ 4,934**	**$ 4,934**

4. PROPERTY AND EQUIPMENT

As of December 31, 2022 and December 31, 2021, property and equipment consist of:

As of Year Ended December 31,		2022		2021
Office Equipment	$	62,047	$	7,790
Property and Equipment, at Cost		**62,047**		**7,790**
Accumulated depreciation		(18,642)		(7,790)
Property and Equipment, Net	**$**	**43,406**	**$**	**-**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2022 and 2021 were in the amount of $10,851 and $0, respectively.

5. MEMBERS' EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2022

Member's name	Ownership percentage
Rob Moore	22.5%
JAG Future Ventures LLC	66.7%
Others	10.8%
TOTAL	**100.0%**

6. UNITBASED COMPENSATION

During the previous period, the Company issued warrants. The option exercise price generally may not be less than the underlying unit's fair market value at the date of the grant and generally have a term of two years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award.

Unit Options

The Company granted unit warrants. The unit warrants were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2022
Expected life (years)	10.00
Risk-free interest rate	4.41%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for warrants granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee unit warrant.

The expected term of employee unit options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the warrants.

The Company determined the expected volatility assumption for warrants granted using the historical volatility of comparable public company's Common Unit. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future unit warrants grants, until such a time that the Company's Common Unit has enough market history to use historical volatility.
The dividend yield assumption for warrants granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common unit, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Unit based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's unit warrants activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2020	-		-
Granted	100,368	$ 0.02	
Exercised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2021	100,368	$ 0.02	9.82
Exercisable Warrants at December 31, 2021	-	$ 0.02	9.82
Granted	58,107	$ -	
Exercised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2022	158,475	$ 0.02	9.16
Exercisable Warrants at December 31, 2022	44,902	$ 0.02	9.16

Unit warrants expenses for the years ended December 31, 2022 and December 31, 2021 were $8,603 and $8,603, respectively.

7. DEBT

Note Agreement

On October 14, 2020, the Company entered into a note purchase agreement with JAG Future Ventures LLC. The note was amended on September 14, 2022. The Company has borrowed from the purchaser $2,100,000. The Notes shall be either (a) due or payable upon the closing of a Qualified Financing or (b) payable quarterly at any time that the Company has a cash reserve in excess of one million and 00/100 dollars ($1,000,000.00). The term "Qualified Financing" shall mean the next equity financing consummated by Company after the date of this Agreement resulting in aggregate proceeds to the Company of at least seven million one hundred thousand dollars ($7,100,000.00).

The Company is issuing the warrant which provides that Purchaser may purchase up to 5% of the Units of the Company calculated at the time of exercise at a price of $18.93/Unit exercisable on the earlier of (i) one (1) year after the Notes are paid in full or (ii) at the time of any public offering of at least 20% of the outstanding equity interests in the Company or any successor thereof. The details of the Company's notes, and the terms are as follows:

			For the Year Ended December 2021			For the Year Ended December 2021		
Debt Instrument Name	Principal Amount	Borrowing Period	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
JAG Future Ventures LLC	$ 2,100,000	9/14/2022	-	2,100,000	2,100,000	-	$ 2,850,000	2,850,000
Total			$ -	$ 2,100,000	$ 2,100,000	$ -	$ 2,850,000	$ 2,850,000

The Paycheck Protection Program (PPP) Loans

The company obtained its initial PPP loan from Comerica Bank on April 10, 2020, amounting to $206,000. Subsequently, on July 7, 2021, the loan was fully forgiven, and it is recorded as Other Income in the Profit and Loss statement in 2021 financial year.

The company obtained its second PPP loan from Comerica Bank on March 31, 2021, amounting to $310,300. Subsequently, on October 14, 2021, the loan was fully forgiven, and it is recorded as Other Income in the Profit and Loss statement in 2021 financial year.

8. RELATED PARTY

At the end of 2022, the Company ordered jerseys from a related party, IM Beauty Supply (the Company partially owned by one of the P1 eSports LLC's member) in the amount of $15,225.

On October 14, 2020, the Company entered into a note purchase agreement with JAG Future Ventures LLC (one of the members). The Notes shall be either (a) due or payable upon the closing of a Qualified Financing or (b) payable quarterly at any time that the Company has a cash reserve in excess of one million and 00/100 dollars ($1,000,000.00). The term "Qualified Financing" shall mean the next equity financing consummated by Company after the date of this Agreement resulting in aggregate proceeds to the Company of at least seven million one hundred thousand dollars ($7,100,000.00). As of December 31, 2022 and December 31, 2021, the outstanding balance of the note is $2,100,000 and $2,850,000, respectively.

9. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022 through May 5, 2023, which is the date the financial statements were available to be issued.

The Company is currently in the process of converting its legal form from LLC to a C Corp.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $8,204,580, an operating cash flow loss of $8,025,786, and liquid assets in cash of $185,221, which is less than a year's worth of cash reserves as of December 31, 2022. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

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Sentinels is a premier esports organization building champion-caliber esports teams and a massive, enthusiastic fanbase. Since 2018, we have grown to become a dominant voice...
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This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


A
DEFINING
VOICE
IN ESPORTS
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$151,438.97 Raised

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$3.15 Per Share

RAISED	INVESTORS
$151,438.97	82
MIN INVEST	**VALUATION**
$299.25	$30.09M

REASONS TO INVEST

- We developed a bold marketing and brand strategy and signed championship-caliber teams of esports players and influencers in order to engage a new generation of esports fans.
- Per a report by Fortune Business Insights, the global esports market size is projected to reach $5.48 billion in 2029, at a CAGR of 21%*. We believe we are disrupting this market with our engagements on social media like Twitter.
- Our mission is to become the top esports brand in the U.S. Now, we are preparing to scale by increasing the size of our star-studded player roster, growing our staff, developing our fan club and merchandise revenue streams, expanding our content, and building new ways to monetize the operation.

*Information from GlobeNewswire (Source)

THE PITCH

Our Brand Engages A Massive Digital Community of Passionate Esports Fans


SENTINELS
IS A
MODERN
FACE OF
NORTH
AMERICAN
ESPORTS

1. **SOME OF THE WORLD'S MOST POPULAR PLAYERS** with championship trophies in Fortnite, VALORANT, and Halo.
2. **FASTEST GROWING** team in esports for VALORANT
3. **LEADING ESPORTS BRAND** in engagement on Twitter



At Sentinels, we are a defining voice of a new generation of esports through ambitious branding, era-defining lineups, an engaged fanbase, and unrivaled marketing. The success of our top-tier championship teams and our brash voice online made us the leading esports brand in engagement on Twitter. As we grow, our goal is to build competitive teams across esports while giving passionate fans access to our players and content to develop a strong, connected community around esports.

THE PROBLEM & OUR SOLUTION

Combining Our Fresh Brand Voice With Teams of Champion Players


SOCIAL
GROWTH
GO SEN


TWITTER FOLLOWERS GAINED JAN 2021-MAR 2023
800,000
600,000
400,000
200,000
0
JANUARY 2021
MARCH 2023
SEN
100T
G2
NRG
C9
XSET
TSM
GUARD
OPTIC


YOUTUBE SUBSCRIBERS GAINED JAN 2021-MAR 2023
500,000
400,000
300,000
200,000
100,000
0
JANUARY 2021
MARCH 2023
SEN
100T
NRG
OPTIC
XSET
GUARD
G2
C9
TSM

As the esports industry rapidly evolves, we have developed a brand and marketing strategy to engage and represent a new generation of young, passionate fans. We combine our brash, confident voice with support for the world's most popular stars and creators to set a new standard for esports digital content.



Our seasoned leadership expertly identifies top esports talent, earning us championship trophies in every game we play. Meanwhile, we find creative ways to speak to new audiences by using our in-house creative team to produce commercial-grade media every week.

We generate revenue through five primary channels:

- Merchandise
- Sponsorship
- Team share of digital goods
- Participation payments from game publishers
- Team share of prize money

THE MARKET & OUR TRACTION

Engaging the Next Generation of Fans in a Rapidly Growing Industry


INFLUENCER PARTNERS
We have signed with high impact content creators, including:
The face of Valorant
One of the most popular personalities in Apex Legends
One of the most popular female content creators in the space

The global esports market is valued at $1.72 billion as of 2023 (Source), and is expected to reach $5.5 billion by 2029 at a CAGR of 21% (Source). The global esports audience has grown to 540 million viewers as of 2023 (Source).


Our Marketing Team turned Bugha into the #1 star in the world in competitive Fortnite with a total social media reach of 22M
We finished the 2022 season of Wild Rift second in North America and qualified for the World Championships
Our viewership at the VCT & VCT Global Completions blew our competitors out of the water!
VCT GLOBAL 2023
MOST WATCHED GAMES
503,586 VIEWERS
407,958 VIEWERS
361,107 VIEWERS
343,378 VIEWERS
339,316 VIEWERS

**The above chart is pulled from Esports Charts. The numbers are subject to change as Esports Charts receives viewership data from different sources. The chart represents regular season views only.*

Our winning brand strategy and direct engagement with fans have earned us a community of 942K Twitter followers. Our average engagement per post on Twitter activations exceeds all other esports accounts. With this raise, we plan to develop bold, creative new strategies for converting our massive following to revenue.

Since our relaunch as Sentinels, we have focused on signing only high-impact content creators with large engaged fan bases, building teams that compete at the highest levels to create winning moments boosting fan engagement.

WHY INVEST

Setting New Standards for Esports Organizations


SENTINELS
"They achieved a triple crown in NA, brought in massive viewership, and won the first-ever international tournament. This is the story of the Sentinels' era"
@FionnOnFire

**The above testimonial may not be representative of the opinions or of the experiences of other users and is not a guarantee of future performance or success.*

We launched Sentinels with the clear goal to become a top-ten brand in esports by fielding championship teams in new games. In the last three years, Sentinels has built a legacy of championship-caliber rosters with consistent results while maintaining its stature as a popular esports brand in North America. As we continue to grow our highly engaged fanbase, we will continue to develop new ways to translate their value to leagues and sponsors into revenue. Join us as we imagine new possibilities for the esports industry.

ABOUT

HEADQUARTERS
6100 Center Drive , Suite 1075
Los Angeles, CA 90045

WEBSITE
View Site

Sentinels is a premier esports organization building champion-caliber esports teams and a massive, enthusiastic fanbase. Since 2018, we have grown to become a dominant voice of esports across all social media platforms, with millions of total followers and counting.

TERMS

Sentinels

Overview

PRICE PER SHARE
$3.15

VALUATION
$30.09M

DEADLINE
Nov 2, 2023

FUNDING GOAL
$15k - $1.23M

Breakdown

MIN INVESTMENT
$299.25

OFFERING TYPE
Equity

MAX INVESTMENT
$1,234,998.45

ASSET TYPE
Common Stock

MIN NUMBER OF SHARES OFFERED
4,761

SHARES OFFERED
Common Stock

MAX NUMBER OF SHARES OFFERED
392,063

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Circular

Offering Memorandum

Financials

Risks

Perks:

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Loyalty Bonus | 5% Bonus Shares

As you have previously invested in Sentinels, are a SEN Society member, a Customer, or a TTW Reservation Holder, you are eligible for additional bonus shares.

Investment Incentives and Bonuses*

Time-Based Perks

Super Fans

Invest within the first 72 hours and receive 15% bonus shares.

Super Early Bird

Invest within the next 72 hours and receive 10% bonus shares.

Early Bird Bonus

Invest within the next 7 days and receive 5% bonus shares.

Amount-Based Perks

Bronze Perk | $500+

Invest $500+ and receive a Limited Edition Authentic Pro Jersey.

Silver Perk | $1,000+

Invest $1,000+ and receive a Limited Edition Authentic Pro Jersey and an exclusive owners-only varsity jacket

Gold Perk | $5,000+

Invest $5,000+ and receive 5% bonus shares, an exclusive owners-only varsity jacket, Receive a Limited Edition Authentic Pro Jersey signed by your favorite player, access to Virtual Stakeholders Meeting

Platinum Perk | $10,000+

Invest $10K+ and get 10% bonus shares, varsity jacket, signed Authentic Pro Jersey, access to play 1 match online vs your favorite player, access to Virtual Stakeholders Meetings

Diamond Perk | $25,000+

Invest $25K+ and get 10% bonus shares, varsity jacket, signed Authentic Pro Jersey play one match online with a pro player, access to Virtual Stakeholders Meetings, Enjoy a trip to LA to tour Sentinels offices, participate in meet and greet with pro players

Master Perk | $50,000+

Invest $50K+ and get 15% bonus shares, varsity jacket, signed Authentic Pro Jersey, play one match online with a pro player, access to Virtual Stakeholders Meetings, Enjoy a trip to LA to tour Sentinels offices, participate in meet and greet with pro players.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

StartEngine 10% OWNERS BONUS

Sentinels Corporation will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.15 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $315. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Sentinels.

Stack Owner's Bonus & Rewards!
Members get an extra 10% shares in addition to rewards below!

$299
Earn 10% Bonus Shares
Earn 10% bonus shares in this investment and all eligible investments for an entire year. If you are not already an Owners bonus holder, you can join now, for $275, billed annually.
Select

$500
Bronze Perk
Invest $500+ and receive a Limited Edition Authentic Pro Jersey.
Select

$1,000
Silver Perk
Invest $1,000+ and receive a Limited Edition Authentic Pro Jersey and an exclusive owners-only varsity jacket.
Select

$5,000
Gold Perk
Invest $5,000+ and receive 5% bonus shares, an exclusive owners-only varsity jacket, Receive a Limited Edition Authentic Pro Jersey signed by your favorite player, and access to Virtual Stakeholders Meeting.
Select

$10,000
Platinum Perk
Invest $10K+ and get 10% bonus shares, a varsity jacket, a signed Authentic Pro Jersey, access to play 1 match online vs your favorite player, and access to Virtual Stakeholders Meetings.
Select

$25,000
Diamond Perk
Invest $25K+ and get 10% bonus shares, varsity jacket, signed Authentic Pro Jersey play one match online with a pro player, access to Virtual Stakeholders Meetings, Enjoy a trip to LA to tour Sentinels offices + meet and greet with pro players.
Select

$50,000
Master Perk
Invest $50K+ and get 15% bonus shares, varsity jacket, signed Authentic Pro Jersey, play one match online with a pro player, access to Virtual Stakeholders Meetings, Enjoy a trip to LA to tour Sentinels offices + meet and greet with pro players.
Select

JOIN THE DISCUSSION

What's on your mind?

0/2500

Post

Theodore Lyons
3 months ago

Hi there - what is your most recent monthly burn rate and cash on hand? Additionally, are you raising a parallel ...
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1 0

Rob Moore
Sentinels • 2 months ago

Hi Theodore, thank you for the question.
...
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0

KH

Kevin Hardman
3 months ago

Not to be critical, but your losses are staggering: net loss of over $6M in '21, and another $8M in '22 (coinciding ...
Show more

1 2

RM

Rob Moore
Sentinels • 2 months ago

Hi Kevin, thank you for the question. We are a relatively young company in North American esports. We neede...
Show more

0

GH

Grigore Hreniuc
3 months ago

This is a joke. Why invest until more information is available.

0 0

Show More Comments

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

<u>TenZ</u>:

Irreverent. Rule breakers. Championship winners.

WE ARE SENTINELS.

<u>Voice Over</u>:

With fanatical communities and potentially lucrative opportunities, esports is rewriting the rules of what sports entertainment can be.

Esports is the fastest growing vertical in the $184B gaming industry.

That's *bleeping* massive.

SENTINELS is a premier Los Angeles-based esports organization, dedicated to building championship teams in the most popular new video games.

Since 2018, we've amassed 31 MILLION followers and 250 MILLION views, making us one of the fastest growing esports companies in the world.

<u>TenZ</u>:

Wait, wait, wait - we're getting ahead of ourselves.

<u>VO</u>:

We made our first mark winning the Fortnite World Cup in 2019. More than 2M viewers watched as Sentinel's Bugha claimed the single largest cash payout in esports history.

That's 50% more than what Tiger Woods won for that year's Masters title.

Over a million viewers watched us cement our global status by winning the first Major Championship for Valorant - one of the five most popular games in the world with 20M players. And you wanna know the crazy part? We're just getting started.

With a new full service merchandise operation this backed by our in-house content agency and a new sponsorship with Starforge PCs, Sentinels are poised to grow into one of the top brands in esports.

<u>Starforge Testimonial</u>:

We're excited to be working with an organization that isn't afraid to be bold, brash, you know gives no *bleeps*, and really understands the gaming audience and what they're looking for.

<u>VO</u>:

Now you have the opportunity to join us as an investor.

<u>ROB</u>:

I'm Rob Moore, founder and CEO of Sentinels, and former Vice Chairman of Paramount Pictures and Executive Vice President of Walt Disney Studios.

I founded Sentinels back in 2018 with my partner Jerry Greenberg, who co-founded Sapient, a technology company that grew to over $1.0billion in revenue.

We both have teenage kids who were obsessed with gaming and esports - way more than with the NBA or NFL. Seeing this opportunity, we decided to take our expertise in the film and tech worlds to build Sentinels into a world-class brand for the long haul.

<u>VO</u>:

By investing in Sentinels, you will gain a proverbial seat at the table have a real impact on everything we do in the future and you will have a proverbial seat at the table with the opportunity to: contribute input on organizational strategy, to participate in private town halls, and provide design input on merchandise.

Fuel the next generation of esports champions. Claim your stake and help us dominate the industry. Invest today.

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:04 PM 10/19/2023
FILED 05:04 PM 10/19/2023
SR 20233774380 - File Number 7521749

AMENDMENT
TO CERTIFICATE
OF INCORPORATION
for
SENTINELS CORPORATION,
a Delaware corporation

The undersigned, Robert Moore, hereby certifies as follows:

1. He is the duly elected, qualified and acting Chief Executive Officer of Sentinels Corporation, a corporation organized and existing under the General Corporation Law of the State of Delaware (the "**Corporation**").

2. Article IV of the Certificate of Incorporation is hereby deleted in its entirety and replaced with the following:

> "The total number of shares of stock that the Company shall have authority to issue is 14,735,654, consisting of 12,200,000 shares of Common Stock, $0.00001 par value per share, and 2,535,654 shares of Preferred Stock, $0.00001 par value per share. The first series of Preferred Stock shall be designated "***Series Seed Preferred Stock***" and shall consist of 2,535,654 shares."

3. The amendment set forth herein shall become effective immediately upon the filing of this Certificate of Amendment.

4. The amendment set forth herein has been duly approved and adopted by the Board of Directors of this Corporation.

5. The necessary number of issued and outstanding shares of capital stock of the Corporation required by statute was voted in favor of the amendment.

6. Such amendment was duly adopted in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, Sentinels Corporation, has caused this certificate to be signed by Robert Moore, its Chief Executive Officer, on September 26, 2023.

By: ______________________
Robert Moore, Chief Executive Officer

State of Delaware
Secretary of State
Division of Corporations
Delivered 08:07 AM 06/20/2023
FILED 08:07 AM 06/20/2023
SR 20232794418 - File Number 7521749

CERTIFICATE OF INCORPORATION

OF

SENTINELS CORPORATION

ARTICLE I

The name of the corporation is Sentinels Corporation.

ARTICLE II

The registered office of the Corporation in the State of Delaware is located at 651 N Broad St, Suite 201, Middletown, DE 19709 in New Castle County. The name of the registered agent of the Corporation at such address is LegalInc Corporate Services Inc.

ARTICLE III

The purpose of the Company is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Company Law, as the same exists or as may hereafter be amended from time to time.

ARTICLE IV

The total number of shares of stock that the Company shall have authority to issue is 12,635,660, consisting of 10,100,000 shares of Common Stock, $0.00001 par value per share, and 2,535,660 shares of Preferred Stock, $0.00001 par value per share. The first series of Preferred Stock shall be designated "***Series Seed Preferred Stock***" and shall consist of 2,535,660 shares.

ARTICLE V

The terms and provisions of the Common Stock and Preferred Stock are as follows:

5.1 **Definitions.** For purposes of this ARTICLE V, the following definitions shall apply:

(a) "***Conversion Price***" shall mean $3.155 per share for the Series Seed Preferred Stock (subject to adjustment from time to time for Recapitalizations and as otherwise set forth elsewhere herein).

(b) "***Distribution***" shall mean the transfer of cash or other property without consideration whether by way of dividend or otherwise, other than dividends on Common Stock payable in Common Stock, or the purchase or redemption of shares of the Company by the Company for cash or property other than: (i) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Company or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Company or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, and (iii) any other repurchase or redemption of capital stock of the Company approved by the holders of the Common and Preferred Stock of the Company voting as separate classes.

(c) "***Liquidation Preference***" shall mean $3.155 per share for the Series Seed Preferred Stock (subject to adjustment from time to time for Recapitalizations as set forth elsewhere herein).

(d) "***Original Issue Price***" shall mean $3.155 per share for the Series Seed Preferred Stock (subject to adjustment from time to time for Recapitalizations as set forth elsewhere herein).

(e) "***Preferred Stock***" shall mean the Series Seed Preferred Stock.

(f) "***Recapitalization***" shall mean any stock dividend, stock split, combination of shares, reorganization, recapitalization, reclassification or other similar event.

5.2 **Dividends.** Any dividends (other than dividends on Common Stock payable solely in Common Stock) set aside or paid in any fiscal year shall be set aside or paid on a *pro rata, pari passu* basis among the holders of the Preferred Stock and Common Stock then outstanding in proportion to the greatest whole number of shares of Common Stock which would be held by each such holder if all shares of Preferred Stock were converted at the then-effective Conversion Rate (as defined in Section 5.4).

5.3 **Liquidation Rights.**

(a) ***Liquidation Preference.*** In the event of any Deemed Liquidation Event (as defined below), the holders of the Preferred Stock shall be entitled to receive, prior and in preference to any Distribution of any of the assets of the Company to the holders of the Common Stock by reason of their ownership of such stock, an amount per share for each share of Preferred Stock held by them equal to the sum of (i) the Liquidation Preference specified for such share of Preferred Stock and (ii) all declared but unpaid dividends (if any) on such share of Preferred Stock, or such lesser amount as may be approved by the holders of the majority of the outstanding shares of Preferred Stock. If upon the Deemed Liquidation Event, the assets of the Company legally available for distribution to the holders of the Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified in this Section 5.3(a), then the entire assets of the Company legally available for distribution shall be distributed with equal priority and *pro rata* among the holders of the Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive pursuant to this Section 5.3(a).

(b) ***Remaining Assets.*** After the payment or setting aside for payment to the holders of Preferred Stock of the full amounts specified in Section 5.3(a), the entire remaining assets of the Company legally available for distribution by the Company shall be distributed *pro rata* to holders of the Common Stock of the Company in proportion to the number of shares of Common Stock held by them.

(c) ***Shares not Treated as Both Preferred Stock and Common Stock in any Distribution.*** Shares of Preferred Stock shall not be entitled to be converted into shares of Common Stock in order to participate in any Distribution, or series of Distributions, as shares of Common Stock, without first forgoing participation in the Distribution, or series of Distributions, as shares of Preferred Stock.

(d) ***Reorganization.*** For purposes of this Section 5.3, a "***Deemed Liquidation Event***" shall be deemed to be occasioned by, or to include, (i) the acquisition of the Company by another entity by means of any transaction or series of related transactions to which the Company is party (including, without limitation, any stock acquisition, reorganization, merger or consolidation but excluding any sale of stock for capital raising purposes) other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, as a result of shares in the Company held by such holders prior to such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity (or if the Company or such other surviving or resulting entity is a wholly-owned subsidiary immediately following such acquisition, its parent); (ii) a sale, lease or other disposition of all or substantially all of the assets of the Company and its subsidiaries taken as a whole by means of any transaction or series of related transactions, except where such sale, lease or other disposition is to a wholly-owned subsidiary of the Company; or (iii) any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary. The treatment of any transaction or series of related transactions as a Deemed Liquidation Event pursuant to clause (i) or (ii) of the preceding sentence may be waived with respect to any series of Preferred Stock by the consent or vote of a majority of the outstanding shares of such series.

(e) ***Valuation of Non-Cash Consideration.*** If any assets of the Company distributed to stockholders in connection with any Deemed Liquidation Event are other than cash, then the value of such assets shall be their fair market value as determined in good faith by the Board of Directors, *except that* any publicly-traded securities to be distributed to stockholders in a Deemed Liquidation Event shall be valued as follows:

(i) if the securities are then traded on a national securities exchange, then the value of the securities shall be deemed to be the average of the closing prices of the securities on such exchange over the ten (10) trading day period ending five (5) trading days prior to the Distribution;

(ii) if the securities are actively traded over-the-counter, then the value of the securities shall be deemed to be the average of the closing bid prices of the securities over the ten (10) trading day period ending five (5) trading days prior to the Distribution.

In the event of a merger or other acquisition of the Company by another entity, the Distribution date shall be deemed to be the date such transaction closes.

For the purposes of this subsection 5.3(e), "***trading day***" shall mean any day which the exchange or system on which the securities to be distributed are traded is open and "***closing prices***" or "***closing bid prices***" shall be deemed to be: (i) for securities traded primarily on the New York Stock Exchange, the American Stock Exchange or a Nasdaq market, the last reported trade price or sale price, as the case may be, at 4:00 p.m., New York time, on that day and (ii) for securities listed or traded on other exchanges, markets and systems, the market price as of the end of the regular hours trading period that is generally accepted as such for such exchange, market or system. If, after the date hereof, the benchmark times generally accepted in the securities industry for determining the market price of a stock as of a given trading day shall change from those set forth above, the fair market value shall be determined as of such other generally accepted benchmark times.

5.4 **Conversion.** The holders of the Preferred Stock shall have conversion rights as follows:

(a) ***Right to Convert.*** Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share at the office of the Company or any transfer agent for the Preferred Stock, into that number of fully-paid, nonassessable shares of Common Stock determined by dividing the Original Issue Price for the relevant series by the Conversion Price for such series. (The number of shares of Common Stock into which each share of Preferred Stock of a series may be converted is hereinafter referred to as the "***Conversion Rate***" for each such series.) Upon any decrease or increase in the Conversion Price for any series of Preferred Stock, as described in this Section 5.4, the Conversion Rate for such series shall be appropriately increased or decreased.

(b) ***Automatic Conversion.*** Each share of Preferred Stock shall automatically be converted into fully-paid, non-assessable shares of Common Stock at the then effective Conversion Rate for such share (i) immediately prior to the closing of a firm commitment underwritten initial public offering pursuant to an effective registration statement filed under the Securities Act of 1933, as amended (the "***Securities Act***"), covering the offer and sale of the Company's Common Stock, *provided* that the aggregate gross proceeds to the Company are not less than $25,000,000 (before payment of underwriters commissions and expenses) (a "***Qualified Public Offering***"), or (ii) upon the receipt by the Company of a written request for such conversion from the holders of a majority of the Preferred Stock then outstanding (voting as a single class and on an as-converted basis), or, if later, the effective date for conversion specified in such requests (each of the events referred to in (i) and (ii) are referred to herein as an "***Automatic Conversion Event***").

(c) ***Mechanics of Conversion.*** No fractional shares of Common Stock shall be issued upon conversion of Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Company shall pay cash equal to such fraction multiplied by the then fair market value of a share of Common Stock as determined by the Board of Directors. For such purpose, all shares of Preferred Stock held by each holder of Preferred Stock shall be aggregated, and any resulting fractional share of Common Stock shall be paid in cash. Before any holder of Preferred Stock shall be entitled to convert the same into full shares of Common Stock, and to receive certificates therefor, the holder shall either (A) surrender the certificate or certificates therefor, duly endorsed, at the office of the Company or of any transfer agent for the Preferred Stock or (B) notify the Company or its transfer agent that such certificates have been lost, stolen or destroyed and execute an agreement satisfactory to the Company to indemnify the Company from any loss incurred by it in connection with such certificates, and shall give written notice to the Company at such office that the holder elects to convert the same; *provided, however,* that on the date of an Automatic Conversion Event, the outstanding shares of Preferred Stock shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Company or its transfer agent; *provided further*, however, that the Company shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such Automatic Conversion Event unless either the certificates evidencing such shares of Preferred Stock are delivered to the Company or its transfer agent as provided above, or the holder notifies the Company or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Company to indemnify the Company from any loss incurred by it in connection with such certificates. On the date of the occurrence of an Automatic Conversion Event, each holder of record of shares of Preferred Stock shall be deemed to be the holder of record of the Common Stock issuable upon such conversion, notwithstanding that the certificates representing such shares of Preferred Stock shall not have been surrendered at the office of the Company, that notice from the Company shall not have been received by any holder of record of shares of Preferred Stock, or that the certificates evidencing such shares of Common Stock shall not then be actually delivered to such holder.

The Company shall, as soon as practicable after such delivery, or after such agreement and indemnification, issue and deliver at such office to such holder of Preferred Stock, a certificate or certificates for the number of shares of Common Stock to which the holder shall be entitled as aforesaid and a check payable to the holder in the amount of any cash amounts payable as the result of a conversion into fractional shares of Common Stock, plus any declared and unpaid dividends on the converted Preferred Stock. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Preferred Stock to be converted, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on such date; *provided, however,* that if the conversion is in connection with an underwritten offer of securities registered pursuant to the Securities Act or a merger, sale, financing, or liquidation of the Company or other event, the conversion may, at the option of any holder tendering Preferred Stock for conversion, be conditioned upon the closing of such transaction or upon the occurrence of such event, in which case the person(s) entitled to receive the Common Stock issuable upon such conversion of the Preferred Stock shall not be deemed to have converted such Preferred Stock until immediately prior to the closing of such transaction or the occurrence of such event.

(d) ***Adjustments for Subdivisions or Combinations of Common Stock.*** In the event the outstanding shares of Common Stock shall be subdivided (by stock split, by payment of a stock dividend or otherwise), into a greater number of shares of Common Stock, the Conversion Price of each series of Preferred Stock in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately decreased. In the event the outstanding shares of Common Stock shall be combined (by reclassification or otherwise) into a lesser number of shares of Common Stock, the Conversion Prices in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately increased.

(e) ***Adjustments for Subdivisions or Combinations of Preferred Stock.*** In the event the outstanding shares of Preferred Stock or a series of Preferred Stock shall be subdivided (by stock split, by payment of a stock dividend or otherwise), into a greater number of shares of Preferred Stock, the Dividend Rate, Original Issue Price and Liquidation Preference of the affected series of Preferred Stock in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately decreased. In the event the outstanding shares of Preferred Stock or a series of Preferred Stock shall be combined (by reclassification or otherwise) into a lesser number of shares of Preferred Stock, the Dividend Rate, Original Issue Price and Liquidation Preference of the affected series of Preferred Stock in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately increased.

(f) ***Adjustments for Reclassification, Exchange and Substitution.*** Subject to Section 5.3 ("***Liquidation Rights***"), if the Common Stock issuable upon conversion of the Preferred Stock shall be changed into the same or a different number of shares of any other class or classes of stock, whether by capital reorganization, reclassification or otherwise (other than a subdivision or combination of shares provided for above), then, in any such event, in lieu of the number of shares of Common Stock which the holders would otherwise have been entitled to receive, each holder of such Preferred Stock shall have the right thereafter to convert such shares of Preferred Stock into a number of shares of such other class or classes of stock which a holder of the number of shares of Common Stock deliverable upon conversion of such series of Preferred Stock immediately before that change would have been entitled to receive in such reorganization or reclassification, all subject to further adjustment as provided herein with respect to such other shares.

(g) ***Certificate as to Adjustments.*** Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Section 5.4, the Company at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Company shall, upon the written request at any time of any holder of Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (i) such adjustments and readjustments, (ii) the Conversion Price at the time in effect and (iii) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of Preferred Stock.

(h) ***Waiver of Adjustment of Conversion Price.*** Notwithstanding anything herein to the contrary, any downward adjustment of the Conversion Price of any series of Preferred Stock may be waived by the consent or vote of the holders of the majority of the outstanding shares of such series either before or after the issuance causing the adjustment. Any such waiver shall bind all future holders of shares of such series of Preferred Stock.

(i) ***Notices of Record Date.*** In the event that this Company shall propose at any time:

(i) to declare any Distribution upon its Common Stock, whether in cash, property, stock or other securities, whether or not a regular cash dividend and whether or not out of earnings or earned surplus;

(ii) to effect any reclassification or recapitalization of its Common Stock outstanding involving a change in the Common Stock; or

(iii) to voluntarily liquidate or dissolve or to enter into any transaction deemed to be a Deemed Liquidation Event pursuant to Section 5.3(d);

then, in connection with each such event, this Company shall send to the holders of the Preferred Stock prior written notice of the date on which a record shall be taken for such Distribution (and specifying the date on which the holders of Common Stock shall be entitled thereto and, if applicable, the amount and character of such Distribution) or for determining rights to vote in respect of the matters referred to in (ii) and (iii) above.

Such written notice shall be given by first class mail (or express courier), postage prepaid, addressed to the holders of Preferred Stock at the address for each such holder as shown on the books of the Company and shall be deemed given on the date such notice is mailed.

The notice provisions set forth in this section may be shortened or waived prospectively or retrospectively by the consent or vote of the holders of a majority of the Preferred Stock, voting as a single class and on an as-converted basis.

(j) ***Reservation of Stock Issuable Upon Conversion.*** The Company shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock solely for the purpose of effecting the conversion of the shares of the Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Company will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

5.5 **Voting.**

(a) ***Restricted Class Voting.*** Except as otherwise expressly provided herein or as required by law, the holders of Preferred Stock and the holders of Common Stock shall vote together and not as separate classes.

(b) ***No Series Voting.*** Other than as provided herein or required by law, there shall be no series voting.

(c) ***Preferred Stock.*** Each holder of Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which the shares of Preferred Stock held by such holder could be converted as of the record date. The holders of shares of the Preferred Stock shall be entitled to vote on all matters on which the Common Stock shall be entitled to vote. Holders of Preferred Stock shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Company. Fractional votes shall not, however, be permitted and any fractional voting rights resulting from the above formula (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted), shall be disregarded.

(d) ***Adjustment in Authorized Common Stock.*** The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares of Common Stock then outstanding) by an affirmative vote of the holders of a majority of the stock of the Company.

(e) ***Common Stock.*** Each holder of shares of Common Stock shall be entitled to one vote for each share thereof held.

5.6 **Notices.** Any notice required by the provisions of this ARTICLE V to be given to the holders of Preferred Stock shall be deemed given if deposited in the United States mail, postage prepaid, and addressed to each holder of record at such holder's address appearing on the books of the Company.

ARTICLE VI

The name and mailing address of the incorporator are as follows:

Jeffrey S. Marks
9 Chatelaine
Newport Coast, CA. 92657

ARTICLE VII

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors of the Company is expressly authorized to make, alter, amend or repeal the bylaws of the Company.

ARTICLE VIII

Elections of directors need not be by written ballot unless otherwise provided in the bylaws of the Company.

ARTICLE IX

To the fullest extent permitted by the Delaware General Company Law, as the same exists or as may hereafter be amended from time to time, a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. If the Delaware General Company Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Company shall be eliminated or limited to the fullest extent permitted by the Delaware General Company Law, as so amended.

Neither any amendment nor repeal of this Article, nor the adoption of any provision of this Amended and Restated Certificate of Incorporation inconsistent with this Article, shall eliminate or reduce the effect of this Article in respect of any matter occurring, or any cause of action, suit or claim accruing or arising or that, but for this Article, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE X

Subject to any provisions in the bylaws of the Company related to indemnification of directors or officers of the Company, the Company shall indemnify, to the fullest extent permitted by applicable law, any director or officer of the Company who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "***Proceeding***") by reason of the fact that he or she is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding. The Company shall be required to indemnify a person in connection with a Proceeding initiated by such person only if the Proceeding was authorized by the Board of Directors.

The Company shall have the power to indemnify, to the extent permitted by the Delaware General Company Law, as it presently exists or may hereafter be amended from time to time, any employee or agent of the Company who was or is a party or is threatened to be made a party to any Proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding.

A right to indemnification or to advancement of expenses arising under a provision of this Amended and Restated Certificate of Incorporation or a bylaw of the Company shall not be eliminated or impaired by an amendment to this Amended and Restated Certificate of Incorporation or the bylaws of the Company after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such action or omission has occurred.

ARTICLE XI

Except as provided in ARTICLE IX and ARTICLE X above, the Company reserves the right to amend, alter, change or repeal any provision contained in this Amended and Restated Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

* * * *

I, **THE UNDERSIGNED**, being the incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Delaware, does make this Certificate, hereby declaring and certifying that this is my act and deed and the facts herein stated are true, and accordingly has executed this Certificate on June 16, 2023.

Jeffrey S. Marks

Jeffrey S. Marks, Incorporator

AMENDMENT
TO CERTIFICATE
OF INCORPORATION
for
SENTINELS CORPORATION,
a Delaware corporation

The undersigned, Robert Moore, hereby certifies as follows:

1. He is the duly elected, qualified and acting Chief Executive Officer of Sentinels Corporation, a corporation organized and existing under the General Corporation Law of the State of Delaware (the "**Corporation**").

2. Article IV of the Certificate of Incorporation is hereby deleted in its entirety and replaced with the following:

> "The total number of shares of stock that the Company shall have authority to issue is 13,735,660, consisting of 11,200,000 shares of Common Stock, $0.00001 par value per share, and 2,535,660 shares of Preferred Stock, $0.00001 par value per share. The first series of Preferred Stock shall be designated "***Series Seed Preferred Stock***" and shall consist of 2,535,660 shares."

3. The amendment set forth herein shall become effective immediately upon the filing of this Certificate of Amendment.

4. The amendment set forth herein has been duly approved and adopted by the Board of Directors of this Corporation.

5. The necessary number of issued and outstanding shares of capital stock of the Corporation required by statute was voted in favor of the amendment.

6. Such amendment was duly adopted in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, Sentinels Corporation, has caused this certificate to be signed by Robert Moore, its Chief Executive Officer, on July 14, 2023.

By: ______________________
Robert Moore, Chief Executive Officer

State of Delaware
Secretary of State
Division of Corporations
Delivered 06:43 PM 07/20/2023
FILED 06:43 PM 07/20/2023
SR 20233048195 - File Number 7521749

EXHIBIT G TO FORM C

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Where Champions Are Made

Sentinels is a premier esports organization building champion-caliber esports teams and a massive, enthusiastic fanbase. Since 2018, we have grown to become a dominant voice of ...

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This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



A DEFINING VOICE IN ESPORTS
SENTINELS

$0 Raised

OVERVIEW | ABOUT | TERMS | DISCUSSION | INVESTING FAQS

REASONS TO INVEST

- We developed a bold marketing and brand strategy and signed championship-caliber teams of esports players and influencers in order to engage a new generation of esports fans.
- Per a report by Fortune Business Insights, the global esports market size is projected to reach $5.48 billion in 2029, at a CAGR of 21%*. We believe we are disrupting this market with our engagements on social media like Twitter.
- Our mission is to become the top esports brand in the U.S. Now, we are preparing to scale by increasing the size of our star-studded player roster, growing our staff, developing our fan club and merchandise revenue streams, expanding our content, and building new ways to monetize the operation.

*Source

Invest Now
$3.15 Per Share

RAISED	INVESTORS
$299.25	$30.09M

SENTINELS IS CONSIDERING UNDERTAKING AN OFFERING OF SECURITIES UNDER REGULATION CF. NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT FILED BY THE COMPANY WITH THE SEC HAS BEEN QUALIFIED BY THE SEC. ANY SUCH OFFER MAY BE WITHDRAWN OR REVOKED, WITHOUT OBLIGATION OR COMMITMENT OF ANY KIND, AT ANY TIME BEFORE NOTICE OF ACCEPTANCE GIVEN AFTER THE DATE OF QUALIFICATION. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

THIS WEBPAGE MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

ABOUT

HEADQUARTERS
6100 Center Drive , Suite 1075
Los Angeles, CA 90045

WEBSITE
View Site

Sentinels is a premier esports organization building champion-caliber esports teams and a massive, enthusiastic fanbase. Since 2018, we have grown to become a dominant voice of esports across all social media platforms, with millions of total followers and counting.

TEAM



Robert (Rob) Moore
Chief Executive Officer, Chief Financial Officer, Director

From 2018 to present, CEO of P1 Esports LLC. Have overseen all areas of Sentinels, seeking to connect fans with winning esports teams and engaging content. Sentinels have won global events in Fortnite in 2019, Valorant in 2021, and Halo in 2022. Sentinels has become the most engaged esports brand in North America. from 2021 to present Director Black Spade Acquisition Company. From 2005 to 2016 was at Paramount Pictures serving as Vice Chairman starting in 2018. Responsible for all areas of global marketing and distribution including oversight of the launches of some of the biggest franchises in the history of the movie business including Transformers and Iron Man. Moore also spent 13 years with Walt Disney Studios including time as CFO of the Studio. During this tenure was instrumental in forming and expanding Disney's partnership with Pixar Animation Studios



Eric Anmin Ma
Chief Operating Officer, Secretary

Eric Anmin Ma is the COO of Sentinels, and one of the founding members of the original Phoenix1 Organization. In the last 7 years, Eric led the competitive esports operations at Phoenix1/Sentinels, develop[ed and managed talent and staff in multiple esports titles including League of Legends, Overwatch (LA Gladiators), Fornite, Halo Infinite, Valorant, and Wild Rift. Eric will continue to identify talents and develop infrastructure to make Sentinels the best team in all of current and future esports titles.



James Riley Jamison
Chief Marketing Officer

Riley is a creative powerhouse across esports marketing globally. He has led Sentinels to be one of the most popular esports teams globally and spearheaded the marketing drive that brought the Sentinels Valorant team into partnership with RIOT games and beyond.



Aileena Xu
Chief Revenue Officer

Esports veteran with 10+ years of experience in the gaming, influencer, and esports industries. Gaming Influencer with 500k+ followers. TSM founding team. Recognized by Forbes 30 Under 30 - Games 2019, skilled in Marketing, Business and Brand Development, Content Creation, Talent Management, Event Planning, and Social Media.



Sean Melliunas
Vice President of Content



Charlie Lipsie
Vice President of



Jerry Greenberg
Director

Sean Meiliunas is currently Vice President of Content where he oversees Sentinels' content strategy and manages the company's thriving video production team. Sean joined Sentinels in 2018 as a video editor. Sean started in Esports marketing with a role as "Content Producer" at theScore Inc. in Toronto, Canada. After substantial success building theScore esports channels, Sean moved to Los Angeles, California to work for the popular esports app & content channel: "Blitz Esports".

Operations

Charlie Lipsie has been part of Sentinels since its inception in 2018. Prior to this role, Charlie spent 2 years competing with the Cloud 9 League of Legends team as a coach. With competitive experience from Cloud 9, Lipsie has been building successful teams for Sentinels ever since. Lipsie has been a major part of assessing championship-caliber talent across several titles including Fortnite, Overwatch, Halo Infinite, and Valorant.

Jerry A. Greenberg is an entrepreneur. From 1990-2006 he was Co-Founder, Co-CEO & Co-Chairman of Sapient, a recognized global leader in e-commerce, internet technology, social media, and digital marketing. He was also Co-Chairman of Sapient from 2011-2015. In 2008, he Co-Founded and is the CEO of Sushi Nozawa Group, known for SUGARFISH and KazuNori. Since 2008, he has Co-Founded three other restaurant concerns that he operates with his partners. Jerry graduated from Harvard University with a degree in economics

TERMS

Sentinels

Overview

PRICE PER SHARE
$3.15

VALUATION
$30.09M

FUNDING GOAL
$15k - $1.23M

Breakdown

MIN INVESTMENT
$299.25

OFFERING TYPE
Equity

MAX INVESTMENT
$1,234,998.45

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
4,761

MAX NUMBER OF SHARES OFFERED
392,063

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

Risks

Perks:

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Loyalty Bonus | 5% Bonus Shares

As you have previously invested in Sentinels, are a SEN Society member, a Customer, or a TTW Reservation Holder, you are eligible for additional bonus shares.

Investment Incentives and Bonuses*

Time-Based Perks

Super Fans

Invest within the first 72 hours and receive 15% bonus shares.

Super Early Bird

Invest within the next 72 hours and receive 10% bonus shares.

Early Bird Bonus

Invest within the next 7 days and receive 5% bonus shares.

Amount-Based Perks

Bronze Perk | $500+

Invest $500+ and receive a Limited Edition Authentic Pro Jersey.

Silver Perk | $1,000+

Invest $1,000+ and receive a Limited Edition Authentic Pro Jersey and an exclusive owners-only varsity jacket

Gold Perk | $5,000+

Invest $5,000+ and receive 5% bonus shares, an exclusive owners-only varsity jacket, Receive a Limited Edition Authentic Pro Jersey signed by your favorite player, access to Virtual Stakeholders Meeting

Platinum Perk | $10,000+

Invest $10K+ and get 10% bonus shares, varsity jacket, signed Authentic Pro Jersey, access to play 1 match online vs your favorite player, access to Virtual Stakeholders Meetings

Diamond Perk | $25,000+

Invest $25K+ and get 10% bonus shares, varsity jacket, signed Authentic Pro Jersey play one match online with a pro player, access to Virtual Stakeholders Meetings, Enjoy a trip to LA to tour Sentinels offices, participate in meet and greet with pro players

Master Perk | $50,000+

Invest $50K+ and get 15% bonus shares, varsity jacket, signed Authentic Pro Jersey, play one match online with a pro player, access to Virtual Stakeholders Meetings, Enjoy a trip to LA to tour Sentinels offices, participate in meet and greet with pro players.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

StartEngine 10% OWNERS BONUS

Sentinels Corporation will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.15 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $315. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

ALL UPDATES

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REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Sentinels.

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HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

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WHY STARTENGINE?

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SENTINELS

RESERVE SHARES ↗ | TERMS OF OFFERING | INVESTORS INCENTIVES



BE PART OF THE

CHAMPIONS

Become a part of our company and enjoy the exclusive benefits that come with reserving your interest in becoming an investor.

SEE THE PERKS ↓

RESERVE SHARES IN SENTINELS TODAY

WHERE CHAMPIONS ARE MADE



Sentinels is a premier esports organization building champion-caliber esports teams and a massive, enthusiastic fanbase. Since 2018, we have grown to become the defining voice of esports across all social media platforms, with millions of followers and counting.

NEW GENERATION OF ESPORTS FANS

We developed a bold marketing and brand strategy and signed championship-caliber esports teams and high profile influencers in order to engage a new generation of esports fans.

TERMS OF OFFERING

- Sentinels are looking to sell up to 4% of the Company at a $30.09 million valuation
- Minimum investment will be $300
- The proceeds will be used to fund operations including expansion into new business lines
- Interested parties can reserve shares @StartEngine

RESERVE ON STARTENGINE

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

INCENTIVES

TIME BASED PERKS

SUPER FANS	SUPER EARLY BIRD	EARLY BIRD BONUS
SUPER FANS	SUPER EARLY BIRD	EARLY BIRD BONUS
Invest within the first 72 HOURS	Invest within the first 72 HOURS	Invest within the first 7 DAYS
And receive +15% BONUS SHARES	And receive +10% BONUS SHARES	And receive +10% BONUS SHARES

THESE PERKS ARE NOT AVAILABLE YET AND WILL ONLY BE AVAILABLE WHEN THE OFFERING IS LIVE.

INCENTIVES

AMOUNT-BASED PERKS

BRONZE PERK | SILVER PERK | GOLD PERK | PLATINUM PERK | DIAMOND PERK | MASTER PERK

BRONZE PERK

+$500+

Invest $500+ to qualify for the following exclusive perks and advantages.

RESERVE ON STARTENGINE

PREV | NEXT

- Receive a Limited Edition Authentic Pro Jersey
- Receive an exclusive Owners-Only Varsity Jacket
- Receive a signed Limited Edition Authentic Pro Jersey
- Attend Virtual Stakeholders Meetings
- Play one online match vs a Sentinels professional player
- Enjoy a trip to LA to tour Sentinels offices and participate in a meet and greet with professional players
- Attend a live match and have the opportunity to meet the team
- Receive 5% bonus shares

THESE PERKS ARE NOT AVAILABLE YET AND WILL ONLY BE AVAILABLE WHEN THE OFFERING IS LIVE.

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.